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                                 FORM 8-A/A
                             (AMENDMENT NO. 1)



                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

          FOR  REGISTRATION  OF  CERTAIN  CLASSES  OF  SECURITIES
               PURSUANT  TO  SECTION 12(b)  OR  (g)  OF  THE
                    SECURITIES  EXCHANGE  ACT  OF  1934



                              PENNZOIL COMPANY
           (Exact name of registrant as specified in its charter)



                                  Delaware
       (State or other jurisdiction of incorporation or organization)

                                 74-1597290
                     (IRS Employer Identification No.)



        P. O. Box 2967, Houston, Texas                            77252-2967
    (Address of principal executive offices)                       (Zip Code)



            Securities registered pursuant to Section 12(b) of the Act:


                                                  Name of each exchange on
Title of each class to be so registered    which each class is to be registered

  Rights to Purchase Preferred Stock              New York Stock Exchange
                                                  Pacific Stock Exchange

          If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

          If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

          Securities Act registration statement file number to which this
form relates:                 (if applicable)

          Securities to be registered pursuant to Section 12(g) of the Act:

                                    None
                              (Title of Class)


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          On April 17, 1998, Pennzoil Company (the "Company") amended the
Company's Rights Agreement dated October 28, 1994 (the "Rights Agreement") to incorporate an exception for certain "Qualifying Offers". To reflect that amendment, Items 1 and 2 of the Registration Statement on Form 8-A filed by the Company on October 31, 1994 are hereby amended to read in their entirety as follows:

Item 1.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

          Effective on October 28, 1994, the Board of Directors of Pennzoil Company (the "Company") declared a dividend of one right to purchase preferred stock ("Right") for each outstanding share of the Company's Common Stock, par value $0.83 1/3 per share ("Common Stock"), to stockholders of record at the close of business on November 11, 1994. Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share (a "Unit") of Series A Junior Participating Preferred Stock, par value $1.00 per share (the "Preferred Stock"), at a purchase price of $140 per Unit, subject to adjustment (the "Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement, dated as of October 28, 1994, (the "Rights Agreement") between the Company and Chemical Bank, as Rights Agent (now succeeded by The Chase Manhattan Bank, as successor Rights Agent), as amended by Amendment No. 1 to Rights Agreement, dated as of April 17, 1998.

TRANSFER AND DETACHMENT; ACQUIRING PERSON

          Initially, the Rights are attached to all certificates representing outstanding shares of Common Stock, and no separate certificates for the Rights ("Rights Certificates") have been or will be distributed. The Rights will separate from the Common Stock and a "Distribution Date" will occur upon the earlier of (i) ten days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock, other than pursuant to a Qualifying Offer (as hereinafter defined) (the date of the announcement being the "Stock Acquisition Date"), or (ii) ten business days (or such later date as may be determined by the Company's Board of Directors before the Distribution Date occurs) following the commencement of a tender offer or exchange offer that would result in a person's becoming an Acquiring Person. Certain inadvertent acquisitions will not result in a person's becoming an Acquiring Person if the person promptly divests itself of sufficient Common Stock.

          A "Qualifying Offer" is defined in the Rights Agreement to mean an all-cash tender offer for all outstanding shares of Common Stock which meets all of the following requirements:

          (a) FULLY FINANCED. The person or group making the tender offer must, prior to or upon commencing the offer, have provided the Company firm written commitments from responsible financial institutions, accepted by such person or


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     group, to provide funds for the offer which, when added to the amount of cash and cash equivalents which such person or group then has available and has irrevocably committed to be used for the purpose, will be sufficient to pay for all shares outstanding on a fully diluted basis and all related expenses. The financing commitments must be subject only to customary terms and conditions, which may not include (i) conditions requiring access by the financial institutions to non-public information to be provided by the Company, (ii) conditions based on the accuracy of any information concerning the Company other than such as would be the subject of representations in a public financing by the Company, or (iii) conditions requiring the Company to make any representations, warranties or covenants in connection with the financing.

          (b) TWO-THIRDS REQUIREMENT. The person or group making the tender offer must own, immediately after consummating the offer, at least two-thirds of the then outstanding shares of Common Stock.

          (c)        35% PREMIUM.   The price per share offered in the offer
     must be at least 35% above the average closing price of the Common Stock for the 20 consecutive trading days ending on the fourth trading day preceding the commencement of the offer. If another tender offer is commenced during the pendency of a Qualifying Offer, the competing offer will constitute a Qualifying Offer if the per share price offered is at least 10% higher than the price offered in the first offer and the other requirements for a Qualifying Offer are satisfied.

          (d)       DURATION AND CONDITIONS.   The offer must remain open for at
     least 60 business days and must be extended for at least 20 business days after the last increase in the price offered and after any bona fide higher alternative offer is made. The offer must be subject only to customary terms and conditions, which may in no event include any satisfaction of any conditions relating to the business, financial condition, results of operations or prospects of the Company other than such as are based on information publicly disclosed by the Company.

          (e) SECOND STEP COMMITMENT. The person or group making the tender offer must irrevocably commit, prior to or upon commencement of the offer, (i) to consummate promptly upon completion of the offer an all-cash transaction whereby all shares not tendered in the offer will be acquired at the same price per share paid pursuant to the offer, and otherwise not to purchase any shares of Common Stock following completion of the offer,
     (ii) that such person or group will not materially amend the terms of the offer (other than an increase in the price offered) and (iii) that such person or group will not make an offer for any equity securities of the Company for six months after the commencement of the original offer if the original offer does not result in the tender of the required minimum of two-thirds of the outstanding shares, except in certain circumstances involving the making by an unrelated party of a competing offer which constitutes a Qualifying Offer under the provisions described in paragraph (c) above.


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          Until the Distribution Date, (a) the Rights will be evidenced by the
Common Stock certificates (together with a copy of a Summary of Rights or bearing the notation referred to below) and will be transferred with and only with such Common Stock certificates, (b) new Common Stock certificates issued after November 11, 1994 will contain a notation incorporating the Rights Agreement by reference and (c) the surrender for transfer of any certificate for Common Stock (with or without a copy of the Summary of Rights) will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date and, from and after the Distribution Date, the separate Rights Certificates alone will represent the Rights. All shares of Common Stock issued prior to the Distribution Date will be issued with Rights. Shares of Common Stock issued after the Distribution Date in connection with certain employee benefit plans or upon conversion of certain securities will be issued with Rights. Except as otherwise determined by the Board of Directors, no other shares of Common Stock issued after the Distribution Date will be issued with Rights.

EXERCISABILITY

          The Rights are not exercisable until the Distribution Date and will expire at the close of business on October 28, 1999, unless earlier redeemed or exchanged by the Company as described below.

RIGHT TO ACQUIRE STOCK AT HALF PRICE

          In the event (a "Flip-In Event") that a person becomes an Acquiring Person (except pursuant to a tender or exchange offer for all outstanding shares of Common Stock at a price and on terms that a majority of the independent directors of the Company determines to be fair to and otherwise in the best interests of the Company and its stockholders (a "Permitted Offer")), each holder of a Right will thereafter have the right to receive, upon exercise of such Right, a number of shares of Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a Current Market Price (as defined in the Rights Agreement) equal to two times the exercise price of the Right. Notwithstanding the foregoing, following the occurrence of any Flip-In Event, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by or transferred to any Acquiring Person (or by certain related parties) will be null and void in the circumstances set forth in the Rights Agreement. However, Rights are not exercisable following the occurrence of any Flip-In Event until such time as the Rights are no longer redeemable by the Company as set forth below.

          For example, at an exercise price of $140 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $280 worth of Common Stock (or other consideration, as noted above), based upon its then Current Market Price, for $140. Assuming that the Common Stock had a Current Market Price of $80 per share at such time, the holder of each valid Right would be entitled to purchase 3.5 shares of Common Stock for $140.


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          In the event (a "Flip-Over Event") that, at any time from and after the time an Acquiring Person becomes such, (i) the Company is acquired in a merger or other business combination transaction (other than certain mergers that follow a Permitted Offer), or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights that previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, a number of shares of common stock of the acquiring company having a Current Market Price equal to two times the exercise price of the Right. Flip-In Events and Flip-Over Events are collectively referred to as "Triggering Events."

ADJUSTMENTS

          The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

          With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units are required to be issued and, in lieu thereof, an adjustment in cash may be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

REDEMPTION OR EXCHANGE

          At any time until ten days following the first date of public announcement of the occurrence of a Flip-In Event, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right, payable, at the option of the Company, in cash, shares of Common Stock or such other consideration as the Board of Directors may determine. Immediately upon the effectiveness of the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

          At any time after the occurrence of a Flip-In Event and prior to a person's becoming the beneficial owner of 50% or more of the shares of Common Stock then outstanding, the Company may exchange the Rights (other than Rights owned by an Acquiring Person or an affiliate or an associate of an Acquiring Person, which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock, and/or other equity securities deemed to have the same value as one share of Common Stock, per Right, subject to adjustment.


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NO RIGHTS AS STOCKHOLDER UNTIL EXERCISE

          Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights should not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for the common stock of the acquiring company as set forth above or are exchanged as provided in the preceding paragraph.

AMENDMENT

          The Rights Agreement provides that any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company as long as the Rights are redeemable, except that no amendment may be made that decreases the redemption price. Thereafter, the provisions of the Rights Agreement may be amended by the Board of Directors in order to cure any ambiguity, defect or inconsistency, to make changes that do not materially adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; PROVIDED, HOWEVER, that no amendment to lengthen the time period governing redemption shall be made at such time as the Rights are not redeemable.

RIGHTS AGREEMENT

          Copies of the Rights Agreement and Amendment No. 1 thereto have been filed with the Securities and Exchange Commission as exhibits to this Registration Statement on Form 8-A. A copy of the Rights Agreement, as amended, is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, as amended, which is incorporated herein by reference.

          The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to any person or group that attempts to acquire the Company, other than pursuant to a Qualifying Offer, without the approval of the Company's Board of Directors. Because the Company's Board of Directors can redeem the Rights or approve a Permitted Offer, the Rights should not interfere with a merger or other business combination approved by the Board of Directors of the Company.


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Item 2.   EXHIBITS

          1. Amendment No. 1 to Rights Agreement dated as of April 17, 1998 between Pennzoil Company and The Chase Manhattan Bank, as successor Rights Agent.

          2. Rights Agreement dated as of October 28, 1994 between Pennzoil Company and Chemical Bank, as Rights Agent, which includes as Exhibit A the Form of Certificate of Designations of Series A Junior Participating Preferred Stock of Pennzoil Company, as Exhibit B the Form of Rights Certificate, and as Exhibit C the Summary of Rights to Purchase Preferred Stock (incorporated by reference to Pennzoil Company's Report on Form 8-K dated
               October 28, 1994 (SEC File No. 1-5591, Exhibit 1)). (Pursuant to the Rights Agreement, Rights Certificates will not be mailed to holders of Rights until after the Distribution Date (as defined in the Rights Agreement).)


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                                      SIGNATURE


          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                             PENNZOIL COMPANY


Date: April 17, 1998                         By: /s/ DAVID P. ALDERSON, II
                                                 ---------------------------
                                                  David P. Alderson, II
                                                  Group Vice President -
                                                  Finance & Accounting


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